March 18, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance 100 F
Street, N.E.

Washington, DC 20549-6010

Attention: Jeff Kauten

Re:	Skillz Inc.
Amendment No. 1 to the Registration Statement on Form S-l
Filed March 17, 2021 (Registration No. 333-252868)

Dear Mr. Kauten:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on March 18, 2021, at 12:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Skillz Inc. (the “Company”) or its counsel may request via telephone call to the Staff. Please contact Steve Gavin of Winston & Strawn LLP, counsel to the Company, at (312) 558-5979 or in his absence, Christina Roupas at (312) 558-3722, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Skillz Inc.

By:	/s/ Andrew Paradise
Andrew Paradise
Chief Executive Officer and Chairman

cc:   Steve Gavin, Esq.

Christina Roupas, Esq.